

July 24, 2013

Via Facsimile
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 East First Street
Rufus, OR 97050

> **Re:** **Auscrete Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2013**
> **Filed May 15, 2013**
> **File No. 1-35923**

Dear Mr. Sprovieri:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

General

1.   Please revise your MD&A to disclose a detailed discussion of how you intend to finance your operations through fiscal year 2013. Your disclosure should include a discussion of your current ability to obtain debt or equity financing, or to obtain additional advances from stockholders, given the lack of cash flows from operations, and should also address the potential risks and consequences if you are unable to obtain any additional financing.

Item 8. Financial Statements and Supplementary Data, page 5

General

2.   We note that your Form 10-K does not contain an audit opinion from your independent
registered public accountants. Please amend your Form 10-K to include <u>audited</u> financial
statements. Refer to Rules 2-02 and 8-02 of Regulation S-X for guidance. We remind
you that your amendment should contain currently dated certifications that refer to the
Form 10-K/A.

Note 1 – Organization and Summary of Significant Accounting Policies, page 10

General

3.   Please disclose your revenue recognition policy. Refer to SAB Topic 13A1.

Item 9A. Controls and Procedures, page 11
Disclosure Controls and Procedures, page 11

4.   We note your conclusion that your disclosure controls and procedures were adequate.
Please revise your conclusion to specifically state whether your disclosure controls and
procedures were effective or not effective at December 31, 2012. Refer to Item 307 of
Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

General

5.   Please explain to us the reason there is no change in your balance sheet from December
31, 2012 to March 31, 2013 and why there is no activity recorded in your statements of
operations for the three months ended March 31, 2013. Additionally, please tell us the
current status of your plan of operations and current ability to finance such operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief